EX-99.16
Schedule of Computation

Schedule of Computation
Total Return Information for the TIAA Separate Account VA-1
Stock Index Account

			110 months (From
			November 1, 1994
	January 1, 2003	January 1, 1999	Commencement of
	to	to	operations to
	December 31, 2003	December 31, 2003	December 31, 2003)
Hypothetical initial
payment of $1,000 (P)	$1,000	$1,000	$1,000
Accumulation unit value:
At start of period (A)	$52.1028	$68.0085	$25.8318
At end of period (B)	$67.9004	$67.9004	$67.9004
Ending value of hypothetical investment (EV) = P x (B/A)	$1,303.20	$998.41	$22,628.56
Cumulative rate of total return = {(EV/P) - 1} x 100	30.32%	(0.16)%	162.86%
Number of years in period (n)	1	5	9.17
Net change factor (1+T) = EV/P	1.3032	0.99841	2.62856
Average annual compound rate of total return (T)	30.32%	(0.03)%	11.11%

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